Exhibit 8.1
List of Subsidiaries of GRAVITY Co., Ltd.
GRAVITY Interactive, Inc., formed under the law of the State of California and formerly known as GRAVITY Interactive LLC.
GRAVITY Entertainment Corporation, incorporated under the law of Japan and formerly known as RO Production Ltd.
NEOCYON, Inc., formed under the law of the Republic of Korea.
Cybermedia International, Inc., a subsidiary of NEOCYON, Inc., formed under the law of the British Virgin Islands, incorporated as a holding company of Mados, Inc.
Mados, Inc., a subsidiary of Cybermedia International, Inc., formed under the law of the Russian Federation.
TriggerSoft Corporation, incorporated under the law of the Republic of Korea.